Condensed Consolidated Interim Financial Statements

March 31, 2022

(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		March 31,	December 31,
	Note	2022	2021

ASSETS
Current assets
Cash and equivalents		212,727	236,767
Accounts receivable		6,759	9,604
Inventories	8	69,060	79,871
Other financial assets	9	2,812	7,014
Prepaids		2,724	3,971
		294,082	337,227

Property, plant and equipment	10	869,547	837,839
Other financial assets	9	2,884	2,902
Goodwill		5,152	5,227
		1,171,665	1,183,195

LIABILITIES
Current liabilities
Accounts payable and other liabilities		68,363	55,660
Current portion of long-term debt	11	16,502	18,305
Current portion of deferred revenue	12	5,026	13,441
Interest payable on senior secured notes		4,374	13,312
Current income tax payable		1,778	2,759
		96,043	103,477

Long-term debt	11	503,783	513,444
Provision for environmental rehabilitation ("PER")		85,414	87,571
Deferred and other tax liabilities		70,828	70,186
Deferred revenue	12	48,126	45,356
Other financial liabilities	13	5,639	4,643
		809,833	824,677

EQUITY
Share capital	14	479,630	476,599
Contributed surplus		53,256	55,403
Accumulated other comprehensive income ("AOCI")		3,984	6,649
Deficit		(175,038)	(180,133)
		361,832	358,518
		1,171,665	1,183,195

Commitments and contingencies	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended March 31,
	Note	2022	2021

Revenues	3	118,333	86,741
Cost of sales
Production costs	4	(75,560)	(56,428)
Depletion and amortization	4	(13,506)	(15,838)
Earnings from mining operations		29,267	14,475

General and administrative		(2,701)	(5,296)
Share-based compensation expense	14b	(3,080)	(2,790)
Project evaluation expense		(168)	(312)
Loss on derivatives	5	(9,833)	(1,991)
Other income		337	352
Income before financing costs and income taxes		13,822	4,438

Finance expenses, net	6	(11,989)	(16,942)
Call premium on settlement of debt	6	-	(6,941)
Foreign exchange gain		4,450	3,926
Income (loss) before income taxes		6,283	(15,519)

Income tax (expense) recovery	7	(1,188)	4,302
Net income (loss)		5,095	(11,217)

Other comprehensive income (loss):
Items that will remain permanently in other comprehensive income (loss):
Gain (loss) on financial assets		912	(211)
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		(3,577)	(2,398)
Total other comprehensive loss		(2,665)	(2,609)

Total comprehensive income (loss)		2,430	(13,826)
Earnings (loss) per share
Basic	15	0.02	(0.04)
Diluted	15	0.02	(0.04)

Weighted average shares outstanding (thousands)
Basic	15	285,768	282,854
Diluted	15	289,500	282,854

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands) (Unaudited)

		Three months ended March 31,
	Note	2022	2021

Operating activities
Net income (loss)		5,095	(11,217)
Adjustments for:
Depletion and amortization		13,506	15,838
Income tax expense (recovery)	7	1,188	(4,302)
Finance expenses, net	6	11,989	16,942
Share-based compensation expense	14b	3,273	2,920
Loss on derivatives	5	9,833	1,991
Unrealized foreign exchange gain		(4,398)	(4,202)
Amortization of deferred revenue		(1,721)	(987)
Call premium on settlement of debt	6	-	6,941
Other operating activities		(577)	-
Net change in working capital:
Change in accounts receivable	17	2,862	(23,844)
Change in other working capital items	17	10,703	(3,363)
Cash provided by (used) for operating activities		51,753	(3,283)

Investing activities
Gibraltar capitalized stripping costs	10	(15,142)	(21,452)
Gibraltar sustaining capital expenditures	10	(3,572)	(2,537)
Gibraltar capital projects	10	(3,590)	(2,473)
Florence Copper development costs	10	(20,958)	(6,351)
Other project development costs	10	(41)	(523)
Purchase of copper price options	5	(4,295)	(11,143)
Other investing activities		(258)	478
Cash used for investing activities		(47,856)	(44,001)

Financing activities
Net proceeds from issuance of senior secured notes		-	496,098
Repayment of senior secured notes		-	(317,225)
Redemption cost on settlement of senior secured notes		-	(8,714)
Interest paid		(18,678)	(5,183)
Repayment of equipment loans and leases		(5,049)	(4,777)
Settlement of performance share units		(1,927)	-
Proceeds from exercise of stock options		534	494
Cash provided by (used for) financing activities		(25,120)	160,693
Effect of exchange rate changes on cash and equivalents		(2,817)	(1,501)
(Decrease) increase in cash and equivalents		(24,040)	111,908
Cash and equivalents, beginning of period		236,767	85,110
Cash and equivalents, end of period		212,727	197,018

Supplementary cash flow disclosures	17

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2021	472,870	53,433	7,674	(216,605)	317,372
Share-based compensation	-	1,454	-	-	1,454
Exercise of options	841	(347)	-	-	494
Total comprehensive loss	-	-	(2,609)	(11,217)	(13,826)
Balance at March 31, 2021	473,711	54,540	5,065	(227,822)	305,494

Balance at January 1, 2022	476,599	55,403	6,649	(180,133)	358,518
Share-based compensation	-	2,277	-	-	2,277
Exercise of options	814	(280)	-	-	534
Settlement of performance share units	2,217	(4,144)	-	-	(1,927)
Total comprehensive income (loss)	-	-	(2,665)	5,095	2,430
Balance at March 31, 2022	479,630	53,256	3,984	(175,038)	361,832

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act.  These unaudited condensed consolidated interim financial statements of the Company as at and for the three month period  ended March 31, 2022 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA.  Seasonality does not have a significant impact on the Company's operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements were authorized for issue by the Company's Audit and Risk Committee on May 3, 2022.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2021.

The Company continues to evaluate the potential impacts of the coronavirus ("COVID-19") on all aspects of its business. The Company also continues to act to ensure the health and safety of our employees, contractors and the communities in which we operate is paramount and in accordance with public safety direction from governments and public health authorities.  The duration and magnitude of COVID-19's effects on the economy, movement of goods and services across international borders, the copper market, and on the Company's financial and operational performance remains uncertain at this time.

Should the duration, spread or intensity of the COVID-19 pandemic deteriorate in the future, there could be a potentially material and negative impact on the Company's operating plan, its cash flows, and the valuation of its long-lived assets, potential future decreases in revenue from the sale of its products and the profitability of its ongoing operations. As of the date of these statements, there has not been any direct impact on the Company's operations as a result of COVID-19.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(c) New Accounting Policies

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard.

New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's unaudited condensed consolidated interim financial statements.

3. REVENUE

	Three months ended March 31,
	2022	2021
Copper contained in concentrate	114,455	78,750
Copper price adjustments on settlement	660	3,576
Molybdenum concentrate	4,070	5,686
Molybdenum price adjustments on settlement	102	868
Silver (Note 12)	1,519	1,224
Total gross revenue	120,806	90,104
Less: Treatment and refining costs	(2,473)	(3,363)
Revenue	118,333	86,741

4. COST OF SALES

	Three months ended March 31,
	2022	2021
Site operating costs	59,859	47,156
Transportation costs	5,115	3,305
Changes in inventories of finished goods	7,577	(2,259)
Changes in inventories of ore stockpiles	3,009	8,226
Production costs	75,560	56,428
Depletion and amortization	13,506	15,838
Cost of sales	89,066	72,266

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

5. DERIVATIVE INSTRUMENTS

During the three month period ended March 31, 2022, the Company purchased copper collar contracts for 42 million pounds of copper with maturity dates ranging from July 2022 through to December 2022, with a minimum copper strike price of US$4.00 per pound and a ceiling price of US$5.40 per pound, at a total cost of $4,295.

The Company recognized a net realized loss of $2,347 on copper collar contracts for 21.4 million pounds with a minimum strike price of US$4.00 per pound and a celing price of US$5.60 per pound, that expired out-of-the-money during the three month period.

	Three months ended March 31,
	2022	2021
Net realized loss on settled copper options	2,347	1,659
Net unrealized loss on outstanding copper options	7,461	771
Realized gain on fuel call options	-	(470)
Other	25	31
	9,833	1,991

Details of the outstanding copper price option contracts at March 31, 2022 are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper collar contracts	21.3 million lbs	US$4.00/per lb US$5.60/per lb	Q2 2022	2,346	14
Copper collar contracts	42.3 million lbs	US$4.00/per lb US$5.40/per lb	H2 2022	4,295	(1,622)

6. FINANCE EXPENSES

	Three months ended March 31,
	2022	2021
Interest expense	10,182	9,174
Amortization of financing fees	508	572
Finance expense - deferred revenue (Note 12)	1,373	1,368
Accretion on PER	92	105
Finance income	(166)	(75)
Loss on settlement of long-term debt (Note 11a)	-	5,798
	11,989	16,942

For the three month period ended March 31, 2022, interest expense includes $324 (2021 - $489) from lease liabilities and lease related obligations.

As part of the senior secured notes refinancing completed in February of 2021, the Company redeemed its US$250 million senior secured notes on March 3, 2021, which resulted in an accounting loss of $5,798, comprised of the write-off of deferred financing costs of $4,025 and additional interest costs paid over the call period of $1,773.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The Company also also paid a one-time redemption call premium of $6,941 on the settlement of the 2022 Notes, which is not included in net financing expenses shown above.

7. INCOME TAX

	Three months ended March 31,
	2022	2021
Current income tax expense	519	131
Deferred income tax expense (recovery)	669	(4,433)
	1,188	(4,302)

8. INVENTORIES

	March 31,	December 31,
	2022	2021
Ore stockpiles	26,219	31,845
Copper contained in concentrate	12,083	19,831
Molybdenum concentrate	481	310
Materials and supplies	30,277	27,885
	69,060	79,871

9. OTHER FINANCIAL ASSETS

	March 31,	December 31,
	2022	2021
Current:
Marketable securities	4,022	3,110
Copper price options (Note 5)	(1,608)	3,904
Fuel call options (Note 5)	398	-
	2,812	7,014
Long-term:
Investment in private companies	1,200	1,200
Reclamation deposits	434	434
Restricted cash	1,250	1,268
	2,884	2,902

The Company holds strategic investments in publicly-traded and privately owned mineral exploration and development companies, including marketable securities and subscription receipts.  Marketable securities and the investment in privately owned companies are accounted for at fair value through other comprehensive income (FVOCI).

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

10. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three months ended March 31, 2022:

Three months ended March 31, 2022
Net book value beginning of period	837,839
Additions:
Gibraltar capitalized stripping costs	17,270
Gibraltar sustaining capital expenditures	3,572
Gibraltar capital projects	3,841
Florence Copper development costs	25,159
Yellowhead development costs	200
Aley development costs	130
Other items:
Right of use assets	122
Rehabilitation costs asset	(1,589)
Foreign exchange translation and other	(3,861)
Depletion and amortization	(13,136)
Net book value at March 31, 2022	869,547

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2021	539,641	260,934	21,252	14,316	1,696	837,839
Net additions	24,805	25,159	200	130	(289)	50,005
Changes in rehabilitation cost asset	(1,589)	-	-	-	-	(1,589)
Depletion and amortization	(13,019)	(23)	-	-	(94)	(13,136)
Foreign exchange translation	-	(3,572)	-	-	-	(3,572)
At March 31, 2022	549,838	282,498	21,452	14,446	1,313	869,547

For the three month period ended March 31, 2022, the Company capitalized development costs of $25,152 for the Florence Copper project. Since its acquisition of Florence Copper in November 2014, the Company has incurred and capitalized a total of $186.7 million in project development and other costs.

Non-cash additions to property, plant and equipment of Gibraltar include $2,127 of depreciation on mining assets related to capitalized stripping.

Since January 1, 2020 development costs for Yellowhead of $5,213 have been capitalized as mineral property, plant and equipment.

Depreciation related to the right of use assets for the three month period ended March 31, 2022 was $1,057 (2021: $941).

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

11. DEBT

	March 31,	December 31,
	2022	2021
Current:
Lease liabilities (d)	8,426	9,625
Secured equipment loans (e)	5,895	6,539
Lease related obligations (f)	2,181	2,141
	16,502	18,305
Long-term:
Senior secured notes (a)	490,616	497,388
Other financing fees (b)	(1,234)	(1,352)
Lease liabilities (d)	4,963	6,067
Secured equipment loans (e)	4,683	6,025
Lease related obligations (f)	4,755	5,316
	503,783	513,444
Total debt	520,285	531,749

(a) Senior secured notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes").  The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15.

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc.  The 2026 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries. The 2026 Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture.  The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to February 15, 2023, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. Until February 15, 2023, the Company may redeem up to 10% of the aggregate principal amount of the notes, at a redemption price of 103%, plus accrued and unpaid interest to the date of redemption.

(b) Revolving Credit Facility

On October 6, 2021, the Company closed a secured US$50 million revolving credit facility (the "Facility"). The Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as, the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc.  The Facility matures on April 3, 2025 and is extendable annually thereafter. The Facility will be available for capital expenditures, working capital and general corporate purposes. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin and have a standby fee of 1.125%.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a leverage ratio, an interest coverage ratio, a minimum tangible net worth and a minimum liquidity amount as defined under the Facility. The Company was in compliance with these covenants as at March 31, 2022.

(c) Letter of Credit Facilities

The Gibraltar joint venture has in place a $15 million credit facility with a Canadian commercial bank for the purpose of providing letters of credit (LC) to key suppliers of the Gibraltar Mine to assist with ongoing trade finance and working capital needs.  Any LCs issued under the facility will be guaranteed by Export Development Canada (EDC) under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured and contains no financial covenants. As at March 31, 2022, a total of $3.75 million in LCs were issued and outstanding under this LC facility.

On April 8, 2022, the Company subsequently closed a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs to be issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured and contains no financial covenants.

(d) Lease liabilities

Lease liabilities include the Company's outstanding lease liabilities under IFRS 16.

(e) Secured equipment loans

The equipment loans are secured by some of the existing mobile mining equipment at the Gibraltar mine and commenced between June, 2018 and August of 2019 with monthly repayment terms ranging between 48 and 60 months and with interest rates ranging between 5.2% to 6.4%.

(f) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment.  The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

(g) Debt continuity

The following schedule shows the continuity of total debt for the first three months of 2022:

Total debt as at December 31, 2021	531,749
Lease additions	286
Lease liabilities and equipment loans repayments	(5,049)
Unrealized foreign exchange gain	(7,326)
Amortization of deferred financing charges	625
Total debt as at March 31, 2022	520,285

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

12. DEFERRED REVENUE

	March 31,	December 31,
	2022	2021
Current:
Customer advance payments (a)	-	5,297
Osisko - silver stream agreement (b)	5,026	8,144
Current portion of deferred revenue	5,026	13,441
Long-term portion of deferred revenue (b)	48,126	45,356
Total deferred revenue	53,152	58,797

(a) Customer advance payments

At December 31, 2021, the Company had received advance payments on 1.3 million pounds (100% basis) of copper concentrate finished goods inventory.

(b) Silver stream purchase and sale agreement

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

On April 24, 2020, Taseko entered into an amendment to its silver stream with Osisko and received $8,510 in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil. The amendment is accounted for as a contract modification under IFRS 15 Revenue from Contracts with Customers. The funds received are available for general working capital purposes.

The following table summarizes changes in the Osisko deferred revenue:

Balance at January 1, 2021	52,758
Finance expense (Note 6)	5,549
Amortization of deferred revenue	(4,807)
Balance at December 31, 2021	53,500
Finance expense (Note 6)	1,373
Amortization of deferred revenue	(1,721)
Balance at March 31, 2022	53,152

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

13. OTHER FINANCIAL LIABILITIES

	March 31 , 2022	December 31, 2021
Long-term:
Deferred share units (Note 14b)	5,639	4,643

14. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding at January 1, 2022	284,892
Common shares issued under PSU plan	866
Exercise of share options	530
Common shares outstanding at March 31, 2022	286,288

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

In January 2022, the Company issued 866,028 common shares as part of settlement of the performance share units that vested.

(b) Share-based compensation

	Options (thousands)	Average price
Outstanding at January 1, 2022	8,270	1.33
Granted	2,113	2.58
Exercised	(530)	1.01
Cancelled/forfeited	(21)	1.58
Expired	(184)	1.50
Outstanding at March 31, 2022	9,648	1.62
Exercisable at March 31, 2022	7,385	1.45

During the three month period ended March 31, 2022, the Company granted 2,113,000 (2021 - 2,327,000) share options to directors, executives and employees, exercisable at an average exercise price of $2.58 per common share (2021 - $1.58 per common share) over a five year period. The total fair value of options granted was $2,979 (2021 - $2,024) based on a weighted average grant-date fair value of $1.41 (2020 - $0.87) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula.  Expected volatility is estimated by considering historic average share price volatility.  The inputs used in the Black-Scholes formula are as follows:

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Three months ended
March 31, 2022
Expected term (years)	5
Forfeiture rate	0%
Volatility	64%
Dividend yield	0%
Risk-free interest rate	1.68%
Weighted-average fair value per option	$1.41

The Company has other share-based compensation plans in the form of Deferred Share Units ("DSUs") and Performance Share Units ("PSUs").

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2022	1,786	2,780
Granted	172	595
Settled	-	(875)
Outstanding at March 31, 2022	1,958	2,500

During the three month period ended March 31, 2022, 172,000 DSUs were issued to directors (2021 - 198,000) and 595,000 PSUs to senior executives (2021 - 530,000). The fair value of DSUs and PSUs granted was $2,532 (2021 - $1,235), with a weighted average fair value at the grant date of $2.58 per unit for the DSUs (2021 - $1.58 per unit) and $3.51 per unit for the PSUs (2021 - $1.74 per unit).

Share-based compensation expense is comprised as follows:

	Three months ended March 31,
	2022	2021
Share options - amortization	1,430	1,186
Performance share units - amortization	848	268
Change in fair value of deferred share units	995	1,466
	3,273	2,920

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

15. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Three months ended March 31,
	2022	2021
Net income (loss) attributable to common shareholders - basic and diluted	5,095	(11,217)
(in thousands of common shares)
Weighted-average number of common shares	285,768	282,854
Effect of dilutive securities:
Stock options	3,732	-
Weighted-average number of diluted common shares	289,500	282,854
Income (loss) per common share
Basic earnings (loss) per share	0.02	(0.04)
Diluted earnings (loss per share	0.02	(0.04)

16. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at March 31, 2022 are presented in the following table:

Remainder of 2022	8,461
2023	11,013
2024	11,013
2025	4,578
2026	823
2027 and thereafter	-
Total commitments	35,888

As at March 31, 2022, the Company had commitments to incur capital expenditures of $27,874 (December 31, 2021 -  $37,943) for Florence Copper and $1,954 (December 31, 2021 - $471) for the Gibraltar joint venture.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $8,778 as at March 31. 2022.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 25% share of this obligation, which amounted to $7,313 as at March 31, 2022.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

17. SUPPLEMENTARY CASH FLOW INFORMATION

	For the three months ended March 31,
	2022	2021
Change in non-cash working capital items:
Accounts receivable	2,862	(23,844)
Change in other working capital items:
Inventories	8,194	6,105
Prepaids	1,028	(382)
Accounts payable and accrued liabilities[1]	8,341	(7,275)
Advance payment on product sales	(5,297)	-
Interest payable	(63)	(11)
Mineral tax payable	(1,500)	(1,800)
	10,703	(3,363)
Non-cash investing and financing activities
Assets acquired under capital lease	164	1,328
Right-of-use assets	122	1,929

1Excludes accounts payable and accrued liability changes on capital expenditures.

18. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes are $515,335 and the carrying value is $490,616 at March 31, 2022. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

	Level 1	Level 2	Level 3	Total
March 31, 2022
Financial assets designated as FVPL
Derivative asset copper put and call options	-	(1,608)	-	(1,608)
Derivative asset fuel put and call options	-	398	-	398
	-	(1,210)	-	(1,210)
Financial assets designated as FVOCI
Marketable securities	4,022	-	-	4,022
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	4,456	-	1,200	5,656
December 31, 2021
Financial assets designated as FVPL
Derivative asset copper put and call options	-	3,904	-	3,904
	-	3,904	-	3,904
Financial assets designated as FVOCI
Marketable securities	3,110	-	-	3,110
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	3,544	-	1,200	4,744

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at March  31, 2022.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At March 31, 2022, the Company had settlement receivables of $2,015 (at December 31, 2021 - $4,885).

The investment in private companies, a Level 3 instrument, are valued based on a management estimate. As this is an investment in a private exploration and development company, there are no observable market data inputs. At March 31, 2022 the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put and collar option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put and collar option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at March 31,
2022
Copper increase/decrease by US$0.10/lb.[1]	316

1The analysis is based on the assumption that the period-end copper price increases/decreases US$0.10/lb, with all other variables held constant.  At March 31, 2022, 3.4 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at March 31, 2022 of CAD/USD 1.25.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant.  The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices.  The sensitivities should therefore be used with care.